UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 1-4488

(Check one):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K
	☒	Form 10-Q	☐	Form N-SAR	☐	Form N-CSR

FOR THE PERIOD ENDED OCTOBER 31, 2004

☐            Transition Report on Form 10-K

☐            Transition Report on Form 20-F

☐            Transition Report on Form 11-K

☐            Transition Report on Form 10-Q

☐            Transition Report on Form N-SAR

FOR THE TRANSITION PERIOD ENDED

Read attached Instruction Sheet before preparing form.  Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full name of Registrant:    Mesabi Trust

Former name if applicable:    N/A

Address of principal executive office (street and number):    c/o Deutsche Bank Trust Company Americas, Trust and Securities Services — GDS, 60 Wall Street, 27th Floor

City, State and Zip Code:    New York, New York 10005

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

☒            (a)  The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒            (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐            (c)  The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

                The Registrant’s Quarterly Report on Form 10-Q for the quarter ended October 31, 2004 cannot be filed within the prescribed time period without unreasonable effort because its independent accountant, Eide Bailly LLP, Fargo, North Dakota, previously engaged as the principal accountant to audit the financial statement of Mesabi Trust (the “Trust”), resigned as independent auditors for the Trust on December 15, 2004 due to Eide Bailly LLP’s de minimis involvement in the preparation of the Trust’s financial statements.  Hence, the Trust’s Quarterly Report cannot be reviewed by independent accountants within the prescribed time period.  The Trust plans to file its Form 10-Q for the quarter ended October 31, 2004 on or before the fifth day following the required filing date.

PART IV

OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification:

Rodney Gaughan, Assistant Vice President, Deutsche Bank Trust Company Americas	(212) 250-2157
(Name)	(Area Code) (Telephone number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s):

☒  Yes   ☐  No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒  Yes   ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Trust's net income for the three months ended October 31, 2003 was $2,284,583, compared to expected net income for the three months ended October 31, 2004 of $3,175,948.  Further, the Trust's net income for the nine months ended October 31, 2003 was $3,500,032, compared to expected net income for the nine months ended October 31, 2004 of $6,515,973.  The Trust's net income for the three months ended October 31, 2004 and nine months ended October 31, 2004 is subject to review by the Trust's independent accountant.  The anticipated increase in net income is primarily due to increases in iron ore pellet shipments and prices, and a higher applicable royalty rate, as compared to the comparable prior period.

This filing contains certain forward-looking statements with respect to future results, which statements are intended to be made under the safe harbor protections of the Private Securities Litigation Reform Act of 1995.  Actual results could differ materially from current expectations upon an independent accountant's review of the Trust's financial statements.  Although the Mesabi Trustees believe that such forward-looking statements are based on reasonable assumptions, such statements are subject to risks and uncertainties, which could cause actual results to differ materially.

SIGNATURES

MESABI TRUST

(NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	December 15, 2004	By:	/s/ Rodney Gaughan
Name: Rodney Gaughan
Title: Assistant Vice President,
Deutsche Bank Trust Company Americas